SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2006

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  [X]   Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____________


This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-128225 and Form S-8 Registration Statements File Nos. 333-12014 and 333-123321.



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                        MER Telemanagement Solutions Ltd.



6-K Items

     1.   Press  release re MTS and  Systeam  Form  Strategic  Alliance to Offer
          Complete   End-to-End  Billing  Solution  for  Service  Providers  and
          Carriers in EMEA and South America dated May 30, 2006.




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                                                                          ITEM 1



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Press Release                          Source: Mer Telemanagement Solutions Ltd.

MTS and Systeam Form Strategic Alliance to Offer Complete End-to-End Billing Solution for Service Providers and Carriers in EMEA and South America

Tuesday May 30, 8:30 am ET

- Combined Product Offering Provides Comprehensive Solution by which to Manage, Control, Bill and Verify the Entire Billing Cycle Operation -

RA'ANANA, Israel and FAIR LAWN, N.J., May 30 /PRNewswire-FirstCall/ -- MTS - Mer Telemanagement Solutions Ltd. (Nasdaq: MTSL - News), a global provider of business support systems (BSS) for comprehensive telecommunication management and customer care & billing solutions, and Systeam Italy S.p.A., an Italian company focused on fraud management, interconnection billing and law enforcement agencies support systems, are joining forces to offer service providers and operators a complete suite of integrated solutions.

Through its partnership with MTS, Systeam can offer clients a fully integrated retail billing capability along with data traffic management. The MTS Total-e billing solution is a perfect complement to the Systeam Modula suite of products, enhancing functionalities through a web-based, self-care portal. The new, combined product offering provides operators and services providers a comprehensive solution by which to manage, control, bill and verify the entire billing cycle operation and protect revenues with fraud control. Systeam Modula products are installed in several customers worldwide, including two tier-1 operators in India.

MTS solutions are used worldwide by wireless and wireline service providers for interconnect billing, partner revenue management and for charging and invoicing customers. The Company plans to offer the Systeam SmartTrace solution, a support system for law enforcement agencies (LEA) that provides information regarding historical customer activity and current communication content to support investigations, to its client base.

Dr. Marco Braccioli, Vice President of Sales & Marketing for Systeam, commented, "We can now offer our clients a complete retail billing solution together with full web-based customer self-care. This can an be integrated with our already installed interconnect solution. This combined product offering gives us a single turnkey solution from one vendor that performs all the functions that a service provider might need, currently and in the future."

Ilan Arbel, Vice President of Corporate Sales for MTS, sees this as a great opportunity for service providers to get a complete, integrated end-to- end solution. "The MTS customer care module enables carriers and service providers to easily manage customers' queries while enhancing those relationships through closer ties to the user and greater flexibility and adaptability to changes in the marketplace. Our Enhanced Web Self Care Module allows the end user to monitor and acquire new services directly through their own provider's web site. Similarly, carriers and service providers can manage the entire relationship with end-users and partners, driving business and customer loyalty while combating churn."

The Systeam Modula suite performs data traffic management from the collection of data, optimal routing, analysis and reconciliation of the invoice, through the detection of fraud. The Usage Collection Manager acquires data in different formats and produces output files in a configurable way absorbing all changes in the incoming data. Choosing the best routing is a trade-off among its price and several technical/economic features (quality, agreement, etc..):
Modula/InterTrace Least Cost Routing (LCR) module allows, starting from the price lists of interconnected Carriers with all their significant technical features (quality, sizing, routes, etc ... ), to choose the best routing using configurable rules and parameters. Information on Least Cost Routing is provided to the network as options in order of descending convenience at the Carrier level. FraudTrace is able to perform analysis on whatever kind of service in telecommunications (wireline, wireless, UMTS, Internet, etc.) and in other service domains (E-Commerce, utilities, pre-paid services, etc.) being able to be configured with a 3G language in order to rapidly implement new fraud detection algorithms.



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The MTS Total-e billing solution is designed to provide a converged bill of all the usage expenses of a user including landline, wireless, Value- Added Services/Content, IPTV, VoIP and data. The solution provides for mobile fixed-wireless and long distance billing to their subscribers for both pre-paid and post-paid services. The platform's interconnect billing capability is ideally suited for carriers and service providers wishing to reduce leakage in dealing with partner relationships, and offers a real money-savings alternative. MTS has implemented a sophisticated solution for the new Value-Added Services that consists of a powerful rating system that can be integrated into a carrier or service provider's main legacy billing system to reduce the risk and time to market of the new services. The solution allows carriers and service providers to bill for new services such as Video on Demand, Music on Demand, News on Demand, Digital and Analog Video Channels and other interactive Value-Added Services. Additional value-added services such as SMS, MMS, WAP that are delivered via an Intelligent Network, calling cards and/or Next generation services can also be billed.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative solutions for comprehensive telecommunications expense management (TEM) used by enterprises, and for business support systems (BSS) used by information and telecommunication service providers.

Since 1984, MTS' telecommunications expense management solutions have been used by thousands of enterprises and organizations to ensure that their telecommunication services are acquired, provisioned, and invoiced correctly. In addition, the MTS' Application Suite has provided customers with a unified view of telecommunication usage, proactive budget control, personal call management, employee cost awareness and more.

MTS solutions for Information and Telecommunication Service Providers are used worldwide by wireless and wireline service providers for interconnect billing, partner revenue management and for charging and invoicing their customers. MTS has pre-configured solutions to support emerging carriers of focused solutions (e.g. IPTV, VoIP, MVNO) to rapidly install a full-featured and scaleable solution. MTS' unique technology reduces integration risks and lessens revenue leakage by using the very same system to manage retail and wholesale business as well as supporting multiple business units. Total cost of ownership (TCO) is reduced by providing web-based customer self-care and provisioning.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States, Hong Kong, Holland, and Brazil, and through OEM partnerships with Siemens, Phillips, NEC and other vendors. MTS' shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: www.mtsint.com

About Systeam

Systeam is a leading provider of data management products with a vertical focus on the Telecom industry providing OSS/BSS products to telecom customers in Europe, Asia and South America, focusing on fraud management, data integrity, LEA support systems, interconnection billing and information security areas.

With its specialization and market positioning, leading-edge technology and top-tier customer base, Systeam qualifies as one of the most dynamic and fastest-growing realities in the technology landscape, ready to pursue a growth acceleration plan, to reap the benefits of the significant investments of the last two years.

Modula Suite offers extensive functionality and can be easily customized to fit company's business model, as reflected by telecommunication or IT environment: thanks to its flexible approach based on configuration packages, a Modula system is able to adapt to any business model, quickly and easily providing functionality that assists in daily operations and improve revenues.

Headquartered in Rome with a subsidiary in Bangalore and an office in the USA, Systeam is rapidly growing its product proposal worldwide.

More information on Systeam can be found at www.systeam.it





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Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

    Contacts:
    Company:                                Investor Relations:
    Shlomi Hagai                            Kathy Price
    Corporate COO & CFO                     Managing Director
    MTS - MER Telemanagement Solutions      The Global Consulting Group
    Tel: +972-9762-1733                     Tel: +1 646-284-9430
    Email: shlomi.hagai@mtsint.com          Email: kprice@hfgcg.com






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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MER TELEMANAGEMENT SOLUTIONS LTD.
                                                   (Registrant)



                                            By: /s/Eytan Bar
                                                ------------
                                                Eytan Bar
                                                President and
                                                Chief Executive Officer



Date: May 30, 2006